EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Buffalo Wild Wings, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-110767, 333-134513, and 333-151137) on Form S-8 of Buffalo Wild Wings, Inc. and subsidiaries of our report dated February 25, 2010, with respect to the consolidated balance sheets of Buffalo Wild Wings, Inc. and subsidiaries as of December 27, 2009 and December 28, 2008, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the fiscal years in the three-year period ended December 27, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 27, 2009, which report appears in the December 27, 2009 annual report on Form 10-K of Buffalo Wild Wings, Inc.

Minneapolis, Minnesota
February 25, 2010